UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of , December 2023

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Public Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF 157th MEETING OF THE AUDIT AND CONTROL COMMITTEE OF

TELEFÔNICA BRASIL S.A., HELD ON DECEMBER 21st, 2023

1.	DATE, TIME AND VENUE: On December 21st, 2023, at 11:15 a.m. (São Paulo local time), held remotely, as provided for in Article 47, first Paragraph of the Internal Regulations of the Board of Directors and Technical and Advisory Committees (“Regulations”) of Telefônica Brasil S.A. (“Company”).

2.	CALL NOTICE AND ATTENDANCE: The call was made in accordance with the Company’s Regulations. All members of the Company’s Audit and Control Committee (“Committee”) were present, namely: Mr. José Maria Del Rey Osorio, Chairman of the Committee; Mr. Juan Carlos Ros Brugueras, Member of the Board of Directors, and Mr. Alfredo Arahuetes García, Member of the Board of Directors. The Director of Corporate and Business Affairs, Mrs. Nathalia Pereira Leite, also attended the meeting as Secretary.

3.               PRESIDING BOARD: José Maria Del Rey Osorio – Chairman of the Meeting; and Nathalia Pereira Leite – Meeting Secretary.

4.               AGENDA AND RESOLUTION: After examined and discussed the matters on the Agenda, the members of the Committee unanimously decided as follows:

4.1 Proposal to Cancel Shares Held in Treasury. The proposal to cancel 10,968,371 common, book-entry and non-par value shares issued by the Company and held in treasury, with no reduction in the capital stock, was submitted. These shares were repurchased throughout 2023 in the context of the Company's Share Buyback Program. After analyzing the information provided, the Committee members unanimously decided to recommend to the Company’s Board of Directors the approval of said proposal. In case the aforementioned proposal is approved, the Company’s Bylaws must be adjusted in order to reflect the new number of shares into which the Company’s capital stock is divided, through a proposal to this effect to be submitted to the Company’s shareholders at an Extraordinary Shareholders’ Meeting, which will be convened in due course.

TELEFÔNICA BRASIL S.A.

Public Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF 157th MEETING OF THE AUDIT AND CONTROL COMMITTEE OF

TELEFÔNICA BRASIL S.A., HELD ON DECEMBER 21st, 2023

5.               CLOSING: There being no further business to be discussed, the Chairman of the Committee declared the meeting adjourned, and these minutes were drawn up. São Paulo, December 21st, 2023.

_______________________________	_______________________________
José Maria Del Rey Osorio Chairman of the Audit and Control Committee	Alfredo Arahuetes García

_______________________________	____________________________________
Juan Carlos Ros Brugueras	Nathalia Pereira Leite Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	December 26, 2023	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director